UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PATTERSON COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	0-20572	41-0886515
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

1031 Mendota Heights Road

St. Paul, Minnesota 55120

(Address of principal executive offices, including zip code)

Ann B. Gugino, (651) 686-1600

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Overview

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) required the U.S. Securities and Exchange Commission (the “SEC”) to adopt rules requiring SEC reporting companies to make specialized disclosure, and conduct related inquiries concerning, conflict minerals contained in such companies’ products. Conflict minerals are defined to include cassiterite, columbite-tantalite (coltan), wolframite, tin, tantalum and tungsten (which are derivatives of such minerals), gold, and other minerals or derivatives the U.S. Secretary of State may designate in the future. The sale of these products from certain regions is believed to be financing conflict in the Democratic Republic of Congo (“DRC”). Section 1502 is intended to reduce funding for armed groups that are contributing to conflict in the DRC.

Under the SEC’s rule implementing Section 1502, namely Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), companies that manufacture or contract to manufacture (“Manufacture”) products that contain conflict minerals that are necessary to the products’ functionality or production must file a report on Form SD. The Rule requires these companies to make specific disclosures which vary depending on the origin of the conflict minerals in the company’s products. The Rule also requires different levels of inquiry in different circumstances.

Patterson’s Products

Through the fiscal year ending April 25, 2015, Patterson Companies, Inc. was comprised of three reportable segments: dental supply, veterinary supply and rehabilitation supply.

In the fiscal year commencing April 26, 2015, Patterson reorganized its reportable segments as a result of its acquisition of Animal Health International, Inc. and its divestiture of its wholly-owned subsidiary Patterson Medical Holdings, Inc., the entity through which it operated its rehabilitation supply business. Patterson is now comprised of three different reportable segments: dental, animal health and corporate.

Patterson’s dental segment provides a virtually complete range of consumable dental products, equipment and software, turnkey digital solutions and value-added services to dentists and dental laboratories throughout North America. Patterson’s animal health segment is a leading, full-line distributor in North America and the U.K. of animal health products, services and technologies to both the production-animal and companion-pet markets. Patterson’s corporate segment is comprised of general and administrative expenses, including home office support costs in areas such as information technology, finance, legal, human resources and facilities. In addition, customer financing and other miscellaneous sales are reported within the corporate segment.

As a distributor, Patterson purchases substantially all of its products from third parties and resells them to the end-users, with extremely limited manufacturing being performed by Patterson or contracted by Patterson to be performed.

To comply with the Rule, each of Patterson’s three business units (dental, animal health, and corporate) was tasked with reviewing their product lines to determine, on a case-by-case basis, whether Patterson manufactures or contracts to have manufactured each product sold by such business unit.

Patterson concluded that (1) it did not Manufacture any products within the dental business unit, (2) it Manufactured four products within the animal health business unit, and (3) it did not Manufacture any products within the corporate business unit.

Patterson further determined, based on its product-specific review, that conflict minerals are not necessary to the functionality or production of the four products Manufactured within the animal health business.

Conclusion

As a result of its conclusion that conflict minerals are not necessary for the functionality or production of the four products the reorganized Patterson Manufactured in 2015, Patterson has determined that the Rule does not apply.

Given the inapplicability of the Rule, Patterson does not intend to file any further Form SDs regarding conflict minerals unless changes in its operations require such future reporting.

Conflict Minerals Disclosure

Patterson’s conflict mineral disclosure is also available on its website at:

http://investor.pattersoncompanies.com/sec.cfm.

Item 1.02	Exhibit

Not required.

Section 2	Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Patterson Companies, Inc.

Date: May 31, 2016	By:	/s/ Ann B. Gugino
Ann B. Gugino Executive Vice President, Chief Financial Officer and Treasurer

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